Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

October 20, 2009

Jim B. Rosenberg

Division of Corporate Finance

Attn: Jim B. Rosenberg

Attn: Mary Mast

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg and Ms. Mast:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated September 10, 2009.

1.

We have read your response to our comment. Please address the following:

•

Please provide us your analysis of paragraph 5 of FIN 46R which tells us why CHML is or is not a variable interest entity.

•

If you conclude in the first bullet that CHML is a variable interest entity, please provide us your analysis of paragraph 12 of FIN 46R telling us whether or not you have variable interest in CHML. If you conclude that you have a variable interest, provide us your analysis of paragraph 14 of FIN 46R telling us whether or not you will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. As part of your response addressing paragraph 14, address your right to receive the majority of the revenue of CHML and how that effects whether or not you will receive the majority of the residual returns.

Response:  Referring to paragraph 5 of FIN 46R, the management (the “Management”) of Super Luck, Inc. (“SULU”) believes CHML is not a variable interest entity for the following reasons:

a)

In relation to paragraph 5a of FIN 46R, CHML’s own business operation is sufficient to finance its activities without additional subordinated financial support provided by its equity holders, directors or SULU.

SULU did not, and will not, provide any subordinated financial support to CHML, Furthermore, there was no similar type of financial arrangement with CHML included in the Sales and Production Authorization Agreement signed between SULU’s wholly-owned subsidiary, Beijing ShijiJiayu Technology Limited (“Shijijiayu”) and CHML.

As such, paragraph 5a does not apply.

b)

In relation to paragraphs 5b and 5c of FIN 46R:

•

The Sales and Production Authorization Agreement (the “Agreement”) signed between SULU’s wholly-owned subsidiary, Beijing ShijiJiayu Technology Limited (“Shijijiayu”) and CHML is a service contract pursuant to which SULU has been hired as a consultant to CHML. SULU shall introduce to CHML potential business opportunities, and manufacturers and distributors of the AIDS Medication Capsule commensurate CHML’s business needs.

Pursuant to the Agreement, CHML shall pay 70% of the sales revenue achieved from the sales of the AIDS Medication Capsule to SULU, irrespective of CHML’s operating results.  SULU does not absorb any of CHML’s anticipated losses or recognize a majority of CHML’s residual returns, or both.

Mr. Tsang and his parent together absorb or recognize CHML’s losses or residual returns.

•

SULU’s CEO, Mr. Tsang, personally owns 50% equity interest in CHML and is one of the two directors of CHML. His parent, who was one of the inventors of the AIDS Medication Capsule, owns the remaining 50% equity interest in CHML and is another director of CHML.

Mr. Tsang and his parent each maintain their respective voting rights, or similar rights, to make decisions about CHML’s activities. Mr. Tsang does not have a unilateral control over CHML.  Mr. Tsang and his parent are separate individuals in pursuit of their own interests, and Mr. Tsang’s parent indicated that she would not act favorably in either the interests of Mr. Tsang or SULU.

Accordingly, SULU, through Mr. Tsang or his parent or both, does not obtain any rights to make decisions about CHML’s activities.

As such, paragraphs 5b and 5c do not apply.

In view of the foregoing, the Management has determined that CHML is not a variable interest entity, and the financial statements of CHML should not be consolidated with SULU’s financial statements.

Since the Management has concluded that CHML is not a variable interest entity, further analysis of paragraph 12 and 14 of FIN 46R is not required.

2.

Please revise to disclose all the significant terms of your agreement with CHML. In addition, please tell us why you have not filed your agreement with CHML as an exhibit.

Response:  The Agreement signed between CHML and Shijijiayu was filed as Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on October 23, 2008.  Furthermore, all material terms of the Agreement were disclosed in the Form 8-K.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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